

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2018

Stuart Burgdoerfer
Chief Financial Officer
L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

   Re: L Brands, Inc.
     Registration Statement on Form S-4
     Filed September 11, 2018
     File No. 333-227288

Dear Mr. Burgdoerfer:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Killoy at 202-551-7576 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Beverages, Apparel and
          Mining